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                                                      FEDERAL INSURANCE COMPANY

                                                      Endorsement No: 6 Bond

                                                      Bond Number:    81391876

NAME OF ASSURED: ASTON FUNDS


                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Aston Funds
Aston Growth Fund - I
Aston Growth Fund - N
Aston Growth Fund - R
Aston/Montag & Caldwell Growth - N
Aston/Montag & Caldwell Growth - R
Aston/Montag & Caldwell Growth - I
Aston Value Fund - I
Aston Value Fund - N
Aston/Veredus Select Growth - I
Aston/Veredus Select Growth - N
Aston/Optimum Mid Cap - I
Aston/Optimum Mid Cap - N
Aston/River Road Small Cap Value Fund - I
Aston/River Road Small Cap Value Fund - N
Aston/Tamro Small Cap - I
Aston/Tamro Small Cap - N
Aston/Veredus Aggressive Growth - I
Aston/Veredus Aggressive Growth - N
Aston/River Road Dynamic Equity Income Fund
Aston/Fortis Real Estate Fund - I
Aston/Fortis Real Estate Fund - N
Aston/Veredus Sci Tech Fund
Aston Balanced Fund - N
Aston/Montag & Caldwell Balanced Fund - N
Aston/Montag & Caldwell Balanced Fund - I
Aston/TCH Fixed Income - I
Aston/TCH Fixed Income - N
Aston/TCH Investment Grade Bond Fund
Aston Mid Cap Growth Fund
Aston High Yield Bond Fund
Aston/McDonnell Municipal Bond Fund
Aston/Fortis Investor Money Market Fund - N
Fortis Institutional Prime Money Market - Y

ICAP Bond
Form 17-02-0949 (Rev. 1-97)      Page 1

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Fortis Institutional Prime Money Market - YS
Fortis Government Money Market Fund - I
Fortis Government Money Market Fund - S
Fortis Money Market Fund - I
Fortis Money Market Fund - S
Fortis Tax Exempt Money Market Fund - I
Fortis Tax Exempt Money Market Fund - S
Fortis Treasury Money Market - I
Fortis Treasury Money Market - S
Aston/River Road Small Mid Cap Fund - I
Aston/River Road Small Mid Cap Fund - N
Aston/Neptune International Fund - I
Aston/Neptune International Fund - N
Aston/Neptune International Fund
Aston/Barings International Fund - I
Aston/Optimum Large Cap Opportunity Fund - N
Aston/Resolution Global Equity Fund
Aston Fortis Global Real Estate Fund - N
Aston/Cardinal Mid Cap Value Fund - N
Aston/Clarivest Mid Cap Growth Fund
Aston/MB Enhanced Equity Income Fund - N
Aston/Montag & Caldwell Mid Cap Growth Fund - N
Aston/New Century Absolute Return ETF Fund - N
Aston/River Road Dividend All Cap Value Fund - I
Aston/River Road Dividend All Cap Value Fund - N
Aston International Small -- Mid Cap Fund - I
Aston International Small -- Mid Cap Fund - N
Aston/Smart Portfolios Funds - N
Aston/Tamro All Cap Fund - N


This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


                                   By: /s/ Robert Hamburger
Date: March 10, 2009                  -------------------------
                                      Authorized Representative


ICAP Bond
Form 17-02-0949 (Ed. 1-97)     Page 2